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[redacted]

14048309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8 – 65317

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
ARDOUR CAPITAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 5TH AVE, SUITE 3018
(No. And Street)

NEW YORK (City) NY (State) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KERRY DUKES 212-375-2957
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES:ATT JOHN FULVIO.
CPA
(Name - *if individual state last, first, middle name)*

5 WEST 37TH STREET NEW YORK NY 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD
3/18/14

OATH OR AFFIRMATION

I, Kerry J Dukes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ardour Capital Investments, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

THOMAS PULEO
Notary Public - State of New York
No. 01PU6280688
Qualified in Kings County
My Commission Expires May 13, 20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Ardour Capital Investments, LLC, a wholly owned subsidiary of
Ardour Capital Partners LLC:

We have audited the accompanying statement of financial condition of Ardour Capital Investments, LLC, a wholly owned subsidiary of Ardour Capital Partners LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ardour Capital Investments, LLC, a wholly owned subsidiary of Ardour Capital Partners LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 21, 2014

ARDOUR CAPITAL INVESTMENTS, LLC
A WHOLLY OWNED SUBSIDIARY OF ARDOUR CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 151,988
Receivable from clearing broker	39,987
Securities owned, at fair value	156,250
Other receivables (net of allowance of $46,152)	403,085
Fixed assets (net of accumulated depreciation and amortization of $182,052)	14,561
Due from affiliates	23,060
Other assets	42,525
TOTAL ASSETS	$ 831,456

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 51,606
TOTAL LIABILITIES	51,606
Member's equity	779,850
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 831,456

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND NATURE OF BUISNESS

Ardour Capital Investments, LLC (the "Company") is a Delaware limited liability company formed on January 18, 2002. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides investment banking, equity research and advisory services to the alternative energy technology sector. The Company also provides retail brokerage services on a fully disclosed basis with its clearing broker by introducing its customers' transactions governed by their clearance agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Income Taxes

The Company is not subject to income taxes. The member is solely liable for taxes on the Company's income or loss. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2010.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses on Customers' securities and commodities transactions are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31,2013:

Securities owned	Level 1	Level 2	Level 3	Total
Equity securities	$ 156,250	$ -	$ -	$ 156,250
% of Total	100%	-	-	100%

NOTE 4. RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Amounts receivable from and payable to clearing organization at December 31, 2013, consist of the following:

Receivable from clearing organization	$ 39,987
Payable to clearing organization	(0)
Net	$ 39,987

The Company clears certain of its proprietary transactions through a broker-dealer on a fully disclosed basis. The amount payable to the clearing organization relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $140,369, which was $135,369 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.37 to 1.

NOTE 6. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2013, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 7. 401K PLAN

The Company sponsors a defined contribution plan pursuant to Internal Revenue Code Section 401(k), which covers substantially all company employees. Contributions to the plan are solely made by enrolled employees.

NOTE 8. COMMITMENTS

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended.

NOTE 9. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2013 or during the year then ended.

NOTE 10. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.